The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

[LOGO] [Chinese Characters]
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

VERY SUBSTANTIAL ACQUISITION

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The Directors of the Company hereby announce that the Board had approved by written confirmation the Boeing Aircraft Acquisition Agreement, pursuant to which the Company entered into the Boeing Aircraft Acquisition Agreement with Boeing for the purpose of acquiring ten Boeing B787 aircraft from Boeing on August 30, 2005.

The Directors believe that the acquisition of the Boeing Aircraft will further improve the operating capacity of the Company, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Boeing Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

As requested by the Stock Exchange pursuant to Rule 14.22 of the Listing Rules, the Transaction is aggregated with the Previous Boeing Aircraft Acquisition and the Xiamen Boeing Aircraft Acquisition, and the three transactions are treated as if they were one transaction. The relevant percentage ratio for the Transaction aggregated with the Previous Boeing Aircraft Acquisition and the Xiamen Boeing Aircraft Acquisition, with regards to the Consideration Test under Rule 14.07 of the Listing Rules, is above 100%. The Transaction therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company’s shareholders under Rule 14.49 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Transaction. The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.
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The Board hereby announces that pursuant to article 134 of the articles of association of the Company, the Board considered and approved by way of written resolution the following resolutions:

(a)	the purchase of ten Boeing B787 aircraft by the Company from Boeing; and

(b)	the execution of the Boeing Aircraft Acquisition Agreement to purchase the ten Boeing B787,

as contemplated under the General Purchase Agreement.

Except Director Peng An Fa who did not participate in considering the written resolution, all 14 other Directors participated in considering and approving the above written resolutions. As disclosed in the announcement of the Company dated August 12, 2005, the removal of Mr. Peng An Fa as a Director has been approved by the Board and it will be submitted for approval by the shareholders of the Company at the next general meeting of the shareholders of the Company. Mr. Peng has now ceased to participate in the management of the Company. The format and procedure for passing the resolutions were in accordance with the Company Law of the People’s Republic of China and the Company’s articles of association.

On January 28, 2005, China Aviation Supplies, as a sole import agent for aircraft companies registered in China, signed, on behalf of several airlines in China, the General Purchase Agreement on the import of Airbus A380 and Boeing B7E7 aircraft* with Airbus S.A.S. and Boeing in Paris, France and Washington D.C., the United States respectively. The Company, being one of the actual users of the aircraft, was one of the signing parties in respect of the General Purchase Agreement for five Airbus A380 aircraft and 13 Boeing B787 aircraft (including three Boeing B787 aircraft for which Xiamen Airlines was one of the signing parties). For further details in respect of the General Purchase Agreement, please refer to the announcement of the Company dated January 29, 2005.

On August 30, 2005, the Company entered into the Boeing Aircraft Acquisition Agreement with Boeing in Guangzhou, the People’s Republic of China, for the purpose of acquiring ten Boeing B787 aircraft from Boeing as contemplated by the General Purchase Agreement. Prior to the signing of the Boeing Aircraft Acquisition Agreement, the following agreements have been signed as contemplated by the General Purchase Agreement:

(a)	On April 21, 2005, the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus and Southern Airlines (Group) Import and Export Trading Company in respect of the five Airbus A380 as contemplated under the General Purchase Agreement. For further details in respect of the Airbus Aircraft Acquisition Agreement, please refer to the circular of the Company dated May 27, 2005.

(b)	On August 8, 2005, Xiamen Airlines entered into the Xiamen Boeing Aircraft Acquisition Agreement with Boeing for the purpose of acquiring three Boeing B787 aircraft from Boeing as contemplated by the General Purchase Agreement. For further details in respect of the Xiamen Boeing Aircraft Acquisition Agreement, please refer to the announcement of the Company dated August 8, 2005.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiry, each of China Aviation Supplies and its respective ultimate beneficial owners is a third party independent of the Company and its connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

With the signing of the Boeing Aircraft Acquisition Agreement, the Airbus Aircraft Acquisition Agreement and the Xiamen Boeing Aircraft Acquisition Agreement, the Company and Xiamen Airlines have entered into aircraft purchase agreements in respect of all five Airbus A380 aircraft and 13 Boeing B787 aircraft (three of which are for Xiamen Airlines) which the Company and Xiamen Airlines contemplated to purchase under the General Purchase Agreement.

THE BOEING AIRCRAFT ACQUISITION AGREEMENT

Date

August 30, 2005.

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)	The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its respective ultimate beneficial owners is a third party independent of the Company and its connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

Ten Boeing B787 aircraft

Consideration

According to the official website of Boeing, the catalogue price of a Boeing B787 aircraft is approximately between US$125 million and US$135 million. The aggregate consideration for the Boeing Aircraft, which is payable wholly in cash and determined after arm’s length negotiation between the parties, is lower than the catalogue price as provided by Boeing.

Payment and delivery terms

The aggregate consideration for the acquisition of the Boeing Aircraft is payable by cash in instalments. The Boeing Aircraft will be delivered in stages to the Company during the period commencing from July 2008 to August 2010.

Source of funding

The Transaction will be wholly funded through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Transaction.

Implications under the Listing Rules

On April 29, 2005, the Company and Xiamen Airlines, as purchasers, entered into the Previous Boeing Aircraft Acquisition Agreement with Boeing, as the vendor, pursuant to which the Company purchased 12 B737-700 aircraft and 18 B737-800 aircraft, and Xiamen Airlines acquired 15 B737-800 aircraft from Boeing. The relevant percentage ratio for the Previous Boeing Aircraft Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules was above 100%. For further details in respect of the Previous Boeing Aircraft Acquisition Agreement, please refer to the circular of the Company dated May 27, 2005.

On August 8, 2005, Xiamen Airlines entered into the Xiamen Boeing Aircraft Acquisition Agreement with Boeing for the purpose of acquiring three Boeing B787 aircraft from Boeing as contemplated by the General Purchase Agreement. The relevant percentage ratio for the Xiamen Boeing Aircraft Acquisition aggregated with the Previous Boeing Aircraft Acquisition, with regards to the Consideration Test under Rule 14.07 of the Listing Rules, is above 100%. For further details in respect of the Xiamen Boeing Aircraft Acquisition Agreement, please refer to the announcement of the Company dated August 8, 2005.

As requested by the Stock Exchange pursuant to Rule 14.22 of the Listing Rules, the Transaction is aggregated with the Previous Boeing Aircraft Acquisition and Xiamen Boeing Aircraft Acquisition and the three transactions are treated as if they were one transaction. The relevant percentage ratio for the Transaction aggregated with the Previous Boeing Aircraft Acquisition and Xiamen Boeing Aircraft Acquisition, with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%. The Transaction therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company’s shareholders under Rule 14.49 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Transaction.

The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

REASONS FOR THE TRANSACTION

The Directors believe that the acquisition of the Boeing Aircraft will further improve the operating capacity of the Company, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement. A notice to shareholders of the Company convening a general meeting of the shareholders to approve the Transaction will be dispatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

“Airbus”	Airbus SNC, a company incorporated in Toulouse

“Airbus Aircraft Acquisition Agreement”	the aircraft acquisition agreement dated April 21, 2005 pursuant to which the Company and Southern Airlines (Group) Import and
Export Trading Company agreed to acquire and Airbus agreed to sell five new A380 aircraft

“Boeing”	The Boeing Company, a company incorporated in the State of Delaware of the United States of America

“Boeing Aircraft”	ten B787 aircraft

“Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement dated August 30, 2005 pursuant to which the Company has agreed to acquire and Boeing has agreed to sell the Boeing Aircraft

“Board”	the board of Directors

“China Aviation Supplies”	China Aviation Supplies Import and Export Group Corporation

“Company”	China Southern Airlines Company Limited

“Director(s)”	the director(s) of the Company

“General Purchase Agreement”	the general purchase agreement on the import of Airbus A380 and Boeing B7E7 aircraft* dated January 28, 2005 between China Aviation Supplies, Airbus S.A.S., Boeing and others

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Previous Boeing Aircraft Acquisition”	the acquisition of 12 B737-700 aircraft and 18 B737-800 aircraft by the Company and 15 B737-800 aircraft by Xiamen Airlines from Boeing under the Previous Boeing Aircraft Acquisition Agreement

“Previous Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement dated April 29, 2005 between the Company and Xiamen Airlines as purchasers and Boeing as the vendor in respect of the Previous Boeing Aircraft Acquisition

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	the acquisition of Boeing Aircraft under the Boeing Aircraft Acquisition Agreement

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the People’s Republic of China and a subsidiary (as defined in the Listing Rules) of the Company

“Xiamen Boeing Aircraft Acquisition”	the acquisition of three Boeing B787 aircraft under the Xiamen Boeing Aircraft Acquisition Agreement

“Xiamen Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement dated August 8, 2005 between Xiamen Airlines as the purchaser and Boeing as the vendor in respect of the Xiamen Boeing Aircraft Acquisition

Note:

• In the announcement of the Company dated January 29, 2005, references were made to Boeing B7E7 aircraft. Subsequently, Boeing renamed Boeing B7E7 aircraft as Boeing B787 aircraft. Both Boeing B7E7 and Boeing B787 refer to the same model of aircraft.

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
August 30, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.